PATIO BAR ONE, LLC
(A Texas Limited Liability Company)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018

PATIO BAR ONE, LLC

December 31, 2018

Table of Contents





F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management and Members of Patio Bar One, LLC
Houston, Texas

We have reviewed the accompanying financial statements of Patio Bar One, LLC. which comprise the balance sheet as of December 31, 2018, and the related statement of operations, statement of members' equity, and statement of cash flows for the period from inception (April 6, 2018) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 2 of the financial statements, the Company has no tangible assets and has not yet commenced its principal operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern. Management's plans are also disclosed in Note 2.

Fruci & Associates II, PLLC

Spokane, WA
October 8, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Patio Bar One, LLC
Balance Sheet
December 31, 2018
(unaudited)

		December 31, 2018
Assets		
Current assets		
Cash and cash equivalents	$	-
Member receivable		1,000
Total current assets		1,000
Total assets	$	**1,000**
Liabilities and members' equity		
Noncurrent liabilities		
Debt, net of discount of $13,758	$	474
Deferred rent liability		35,000
Total noncurrent liabilities		35,474
Commitments and contingencies		-
Members' equity		
Members' contributions		1,000
Accumulated deficit		(35,474)
Total members' equity		(34,474)
Total liabilities and members' equity	$	**1,000**

See accountants' review report and accompanying notes to the financial statements.

2


Patio Bar One, LLC

Statement of Operations

For the period from April 6, 2018 (inception) to December 31, 2018

(unaudited)


	April 6, 2018 (inception) to December 31, 2018
Revenue	$ -
Operating expenses	
Rent expense	35,000
Total operating expenses	35,000
Loss from operations	(35,000)
Other income (expense)	
Amortization of debt discount	(474)
Total other expense	(474)
Income (loss) before taxes	(35,474)
Provision for income taxes	-
Net loss	$ (35,474)

Patio Bar One, LLC

Statement of Members' Equity

April 6, 2019 (inception) to December 31, 2018

(unaudited)

	Members' Capital	Accumulated Deficit	Total Members' Equity
April 6, 2018 (inception)	$ -	$ -	$ -
Founders contributions	1,000	-	1,000
Net loss		(35,474)	(35,474)
Balance as of December 31, 2018	$ 1,000	$ (35,474)	$ (34,474)

See accountants' review report and accompanying notes to the financial statements.

4

Patio Bar One, LLC

Statement of Cash Flows

For the period from April 6, 2018 (inception) to December 31, 2018

(unaudited)

	April 6, 2018 (inception) to December 31, 2018
Cash flows from operating activities	
Net loss	$ (35,474)
Adjustments to reconcile net loss to net cash used by operating activities:	
Amortization of debt discount	474
Changes in operating assets and liabilities:	
Deferred rent	35,000
Net cash used by operating activities	-
Cash flows from financing activities	
Proceeds from issuance of equity	-
Proceeds from shareholder advances	-
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	-
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -
Supplemental noncash disclosure:	
Receivable for initial contributions	$ 1,000

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Patio Bar One, LLC ("the Company") was formed on April 6, 2018 under the laws of the State of Texas, and is headquartered in Houston, Texas. The Company anticipates opening and operating a bar, offering a superior cocktail, wine, and beer selection in a tree-lined environment that will be unique in the Houston-area. The bar will feature televised sporting events, upbeat music, and other entertainment, in an atmosphere catered to the casual and fun Houston Heights and Rice Military demographic. The Company will host food trucks and other outside food vendors, keeping the food menu new and interesting while saving overhead for the bar.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Advertising Costs

The Company expenses advertising costs as incurred. No advertising costs were recognized for the period ended December 31, 2018.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federally insured limits. No losses have been recognized as a result of these excess amounts.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred, or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. The Company expects to recognize revenue for its beverage products at the point of sale, although no revenue has been generated as of December 31, 2018.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. At December 31, 2018 no accounts receivable were present, thus the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory will consist of raw materials and supplies used in the operation of the Company's bar facility. Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence and records an impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2018, the Company had no inventory on-hand.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes (3-10 years, depending on asset type). Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No fixed assets were owned as of December 31, 2018.

Income Taxes

The Company has elected to be taxed as a corporation and recognizes deferred tax assets and liabilities in accordance with ASC 740, with differences between financial reporting basis and tax basis measured using enacted tax rates and laws that will be in effect when those differences are expected to reverse. An allowance against deferred tax assets is recognized when it is more likely than not that those future tax benefits will not be realized. At December 31, 2018, a full valuation allowance was recorded by the Company in an amount that is not material to these financial statements at an estimated combined tax rate of 21%. The Company will file tax returns in the U.S. federal jurisdiction and the State of Texas, along with other state jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, only the Company's initial tax year is currently open to potential examination.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early adoption is permitted. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

There have also been several issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has no tangible assets, is a newly-formed entity, and has not yet commenced its principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. There is a risk that the Company may never open its facility or that its principal operations become profitable. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to build-out its facility and commence profitable sales, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS & COMMITMENTS

The Company leases retail space for its restaurant location from a related-party entity. The original lease agreement commenced on November 1, 2018, terminates October 31, 2028 and has two additional 10-year renewal periods, which are required to be exercised within 60 days of expiration of lease term.

The lease provides for fixed monthly payments of $20,000, beginning on February 1, 2020. The following is a schedule of future minimum rental payments required under the initial operating lease agreement:

Fiscal year ended December 31,	
2019:	$ -
2020:	$220,000
2021:	$240,000
2022:	$240,000
2023:	$240,000
Thereafter	$1,160,000

As of December 31, 2018, the Company recognized rent expense of $35,000, all of which was attributable to noncash charges to deferred rent.

In October 2018, the Company entered into a $382,000 loan agreement with Bank OZK, which allows for advances for "permitted use," including start-up expenses, equipment purchases, leasehold improvements, franchise fees, and other working capital. The loan matures on October 19, 2024 and is further collateralized by life insurance policies of the Company's members and has a security agreement in favor of Bank OZK from the Company's landlord on the property associated with the loan.

As of December 31, 2018, the Company had not taken any draws on the loan, but had incurred $14,232 in origination fees and closing costs on the note, which are due and payable to the lender. These fees have been recorded as a debt discount and will be amortized over the life of the note as interest expense. The Company has amortized $474 of debt discount to interest expense during the period ended December 31, 2018.

The Company and its managing members are also party to a guaranty agreement for loans provided by Bank OZK to the Company's landlord with aggregate principal balances of $2.3 million. The Company's managing members are also managing members of the Company's landlord.

NOTE 4 –SHAREHOLDERS' EQUITY

As of December 31, 2018, the Company had 4 members, each of whom agreed to pay initial capital contributions in exchange for membership interests between 4% - 44%. These contributions from members were not received as of December 31, 2018, and have been recorded as a member receivable.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 8, 2019, the date these financial statements were available to be issued.

Through September 2019, the Company drew an aggregate $24,000 from the $382,000 loan and its members had made interest-only payments totaling approximately $1,200.

During 2019, the Company sold an aggregate 8.22% membership interests to 11 investors at $45,000 per 1% interest, recognizing an aggregate $370,000 in gross proceeds from the sale.